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EXHIBIT 11









                         ARTESIAN RESOURCES CORPORATION
                   COMPUTATION OF NET INCOME PER COMMON SHARE

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                                                      2004           2003           2002
                                                  ------------   ------------   ------------
Earnings
  Income Applicable to Common Stock Shares,       $  4,400,193   $  3,845,323   $  4,125,431
  Class A Non-Voting and Class B Common Stock
  Weighted average number of shares outstanding
    Basic                                            3,936,066      3,880,159      3,533,460
    Diluted                                          4,065,651      3,992,519      3,612,588
Net Income per Common Share, Class A
  Non-Voting and Class B Common Stock
    Basic                                         $       1.12   $       0.99   $       1.17
    Diluted                                       $       1.08   $       0.96   $       1.14
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